Exhibit 12.2
EQUITY COMMONWEALTH
COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(dollars in thousands)

	Year Ended December 31,
	2014		2013(1)		2012(1)	2011(1)	2010(1)
Earnings:
(Loss) income from continuing operations before income tax expense and equity in earnings of investees	$(63)		$(62,034)		$84,484	$53,992	$10,406
Gains on equity transactions of investees	(17,020)		—		(7,246)	(11,177)	(34,808)
Fixed charges before preferred distributions	143,838		174,753		204,244	195,024	183,433
Distributions from investees	20,680		24,079		16,816	16,617	16,119
Adjusted Earnings	$147,435		$136,798		$298,298	$254,456	$175,150

Fixed Charges and Preferred Distributions:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$143,838		$174,753		$204,244	$195,024	$183,433
Preferred distributions	32,095		44,604		51,552	46,985	47,733
Combined Fixed Charges and Preferred Distributions	$175,933		$219,357		$255,796	$242,009	$231,166

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	0.8x	(2)	0.6x	(3)	1.2x	1.1x	0.8x	(4)

(1)	Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2)	The deficiency for this period was $28,498.

(3)	The deficiency for this period was $82,559.

(4)	The deficiency for this period was $56,016.